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                                                                     EXHIBIT 4.3

                               FIRST AMENDMENT TO
                     SHAREHOLDER PROTECTION RIGHTS AGREEMENT

         THIS FIRST AMENDMENT (this "Amendment"), dated as of March 12, 2002, is between PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the "Company"), and FIRST UNION NATIONAL BANK, as Rights Agent (the "Rights Agent").

                                   WITNESSETH:

         WHEREAS, in connection with that certain Shareholder Protection Rights Agreement dated as of August 9, 2000 between the Company and the Rights Agent (the "Agreement"), the Board of Directors of the Company deems it advisable and in the best interest of the Company and its shareholders to amend the Agreement in accordance with Section 5.4 of the Agreement;

         NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

         1. Defined Terms. Capitalized terms used in this Amendment, which are not otherwise defined herein, are used with the same meaning ascribed to such terms in the Agreement.

         2. Replacement of Summary Schedule. The "Summary of Shareholder Protection Rights Plan" preceding the Agreement is replaced with the summary attached to this Amendment as Exhibit A and incorporated herein by reference.

         3.       Amendments.

                  (a)      Section 1.1 is amended as follows:

                           (i) The last sentence of the definition of "Acquiring Person" is deleted.

                           (ii) The definition of "Continuing Director" is deleted.

                  (b)      Section 5.1(c) of the Agreement is deleted.

                  (c) The last sentence of Section 5.4 of the Agreement is deleted.

         4. Counterparts. This Amendment may be executed in any one or more counterparts, each of which shall be deemed an original and all of which shall together constitute the same Amendment.

         5. Ratification. Except as modified and amended as set forth herein, the Agreement is hereby adopted, ratified and confirmed without further modification or amendment

         6. Effectiveness Conditioned Upon Shareholder Approval. This Amendment shall automatically become effective upon the approval by the shareholders of the Company at the 2002 Annual Meeting of Shareholders of an amendment to the Articles of Incorporation of the Company that withdraws the authority of the shareholders of the Company to remove any or all directors of the Company without cause.

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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                   PRG-SCHULTZ INTERNATIONAL, INC.


                                   By:   /s/ Clinton McKellar, Jr.
                                      -----------------------------------------
                                   Name:     Clinton McKellar, Jr.
                                        ---------------------------------------
                                   Title:    Senior Vice President and General
                                             Counsel
                                         --------------------------------------

FIRST UNION NATIONAL BANK

By:  /s/ Patrick J. Edwards
   --------------------------------
Name:    Patrick J. Edwards
     ------------------------------
Title:   Vice President
      -----------------------------


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                                    EXHIBIT A


                         PRG-SCHULTZ INTERNATIONAL, INC.
                  SUMMARY OF SHAREHOLDER PROTECTION RIGHTS PLAN
                    AS AMENDED BY THE FIRST AMENDMENT THERETO




DISTRIBUTION AND TRANSFER OF RIGHTS; RIGHTS CERTIFICATES: The Board has declared a dividend of one Right for each share of Common Stock outstanding on August 14, 2000 and authorized the issuance of one Right in respect of each share of Common Stock issued thereafter and prior to the Separation Time (as defined below). Prior to the Separation Time referred to below, the Rights will be evidenced by and trade with the Common Stock and will not be exercisable. After the Separation Time, the Company will mail Rights Certificates to shareholders and the Rights will become transferable apart from the Common Stock.

SEPARATION TIME: Rights will separate from the Common Stock and become exercisable following the earlier of (i) the date of the Flip-in Trigger referred to below or (ii) the tenth business day (or such later day as the Board may decide) after any person commences a tender offer that would result in such person holding a total of 15% or more of the Common Stock.

EXERCISE OF RIGHTS: After the Separation Time, each Right will entitle the holder to purchase, for an Exercise Price of $100, Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"FLIP-IN" TRIGGER: Upon announcement that any person has acquired 15% or more of the outstanding Common Stock, then:

         (i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferees thereof will automatically become void; and

         (ii) each other Right will automatically become a right to buy, for the Exercise Price, that number of shares of Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

EXCHANGE OPTION: If any person acquires between 15% and 50% of the outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one share of Common Stock or Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"FLIP-OVER" TRIGGER: The Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person (a "Flip-Over Transaction or Event") if at the time of such merger or sale (or agreement to do any of the foregoing) such other Person controls the Board of Directors and, in the case of a merger, will receive different treatment than all other shareholders unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other Person having a market value of twice the Exercise Price.


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REDEMPTION: The Rights may be redeemed by the Board, at any time, until a
"Flip-in" Trigger has occurred, at a Redemption Price of $0.001 per Right.

POWER TO AMEND: The Board may amend the Plan in any respect until a "Flip-in" Trigger has occurred. Thereafter, the Board may amend the Plan in any respect not materially adverse to Rights holders generally.

EXPIRATION: The Rights will expire no later than ten years from the date of their issuance.


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